FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1                  Name and Address of Company

Merus Labs International Inc. (the “Company” or “Merus”)
100 Wellington Street West
Suite 2110, PO Box 151
Toronto, Ontario, M5K 1H1

Item 2                  Date of Material Change

March 25, 2014

Item 3                  News Release

A news release was issued by the Company on March 25, 2014 and distributed through Marketwired and filed on SEDAR.

Item 4                  Summary of Material Change

The Company announced the closing of its previously announced bought deal financing with a syndicate of investment dealers co-led by Cormark Securities Inc., Canaccord Genuity Corp. and Clarus Securities Inc. and which also included Paradigm Capital Inc. and Euro Pacific Canada Inc. Under the financing, Merus issued 11,765,000 common shares at a price of $1.70 per common share, for gross proceeds of $20,000,500.

Item 5                  Full Description of Material Change

5.1                     Full Description of Material Change

On March 25, 2014, the Company announced the closing of its previously announced bought deal financing with a syndicate of investment dealers (the "Underwriters") co-led by Cormark Securities Inc., Canaccord Genuity Corp. and Clarus Securities Inc. and which also included Paradigm Capital Inc. and Euro Pacific Canada Inc. Under the financing, Merus issued 11,765,000 common shares ("Shares") at a price of $1.70 per Share, for gross proceeds of $20,000,500. Upon completion of the financing, there were 50,156,512 Shares of the Company issued and outstanding as at March 25, 2014

The net proceeds of the offering will be used for future acquisitions and general working capital. The Underwriters will have the option, exercisable until April 24, 2014, to acquire up to an aggregate of 1,764,750 Shares at a price of $1.70 per Share, for additional gross proceeds of up to $3,000,075, to cover over-allotments, if any.

5.2                     Disclosure for Restructuring Transactions

Not applicable.

Item 6                  Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable

Item 7                  Omitted Information

Not applicable

Item 8                  Executive Officer

Andrew Patient
Chief Financial Officer
Telephone: (416) 593-3725

Item 9                  Date of Report

March 25, 2014